================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)
                               (Amendment No.   )(1)


                                 eUNIVERSE, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                  298 412 10 7
                                 (CUSIP Number)

                                November 17, 2000
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]      Rule 13d-1 (b)
                  [X]      Rule 13d-1 (c)
                  [ ]      Rule 13d-1 (d)

---------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 298 412 10 7                 13G                     Page 2 of 5 Pages


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   1    Take-Two Interactive Software, Inc.
--------------------------------------------------------------------------------

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                (b)  [ ]

   2
--------------------------------------------------------------------------------

        SEC USE ONLY

   3
--------------------------------------------------------------------------------

        CITIZENSHIP OR PLACE OF ORGANIZATION

   4    Delaware
--------------------------------------------------------------------------------

                            SOLE VOTING POWER

                      5     2,269,333 shares
                    ------------------------------------------------------------

    NUMBER OF               SHARED VOTING POWER
      SHARES
   BENEFICIALLY       6     not applicable
     OWNED BY       ------------------------------------------------------------
       EACH
    REPORTING               SOLE DISPOSITIVE POWER
   PERSON WITH
                      7     2,269,333 shares
                    ------------------------------------------------------------

                            SHARED DISPOSITIVE POWER

                      8     not applicable
--------------------------------------------------------------------------------

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   9      2,269,333 shares
--------------------------------------------------------------------------------

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                          [ ]
  10
--------------------------------------------------------------------------------

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  11      12.5%
--------------------------------------------------------------------------------

          TYPE OF REPORTING PERSON*

  12      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 298 412 10 7                 13G                     Page 3 of 5 Pages


ITEM 1(a).  NAME OF ISSUER: eUniverse, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 6300 Wilshire
            Boulevard, Suite #1700, Los Angeles, California 90048.

ITEM 2(a).  NAME OF PERSON FILING:  Take-Two Interactive Software, Inc.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
            575 Broadway, 3rd Floor, New York, New York 10012.

ITEM 2(c). CITIZENSHIP: The Reporting Person is a corporation organized in the State of Delaware.

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.001 per share

ITEM 2(e).  CUSIP NUMBER:  298 412 10 7

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR
            13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: not applicable

      (a)   [ ] Broker or dealer registered under Section 15 of the Exchange
                Act;

      (b)   [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

      (d)   [ ] Investment company registered under Section 8 of the
                Investment Company Act;

      (e)   [ ] An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

      (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

      (h)   [ ] A savings association as defined in Section 3(b) of the Federal
                Deposit Insurance Act;

      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
                Company Act;

      (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

CUSIP No. 298 412 10 7                 13G                     Page 4 of 5 Pages


ITEM 4.     OWNERSHIP.

      (a)   Amount Beneficially Owned: 2,269,333 shares

      (b)   Percent of Class: 12.5%

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote: 2,269,333 shares

            (ii)  shared power to vote or direct the vote: not applicable

            (iii) sole power to dispose or to direct the disposition of:
                  2,269,333 shares

            (iv) shared power to dispose or to direct the disposition of: not applicable

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            By signing below the undersigned certifies that, to the best knowledge and belief of the undersigned, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 298 412 10 7                 13G                     Page 5 of 5 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 20, 2000                     TAKE-TWO INTERACTIVE SOFTWARE, INC.


                                             By:    /s/ Ryan A. Brant
                                                --------------------------------
                                                Ryan A. Brant
                                                Chief Executive Officer